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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        N-VIRO INTERNATIONAL CORPORATION
     -----------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   62944W 20 7
         --------------------------------------------------------------
                                 (CUSIP Number)

                           Roby K. Mattiace, President
                              Ophir Holdings, Inc.
             600 Boston Neck Road, N. Kingstown, Rhode Island 02852
                                 (401) 667-0924
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 17, 2004
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1  NAMES OF REPORTING PERSONS

Ophir Holdings, Inc., a Nevada corporation
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I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

EIN: 11-3699062
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                           (a) [ ]
                           (b) [ ]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS (See Instructions)

         N/A (disposition, not acquisition)
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

   ITEM  2(d) or 2(e) [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada, U.S.A.
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NUMBER OF                  7        SOLE VOTING POWER: -0- shares
SHARES
BENEFICIALLY               8        SHARED VOTING POWER:  -0- shares
OWNED BY
EACH                       9        SOLE DISPOSITIVE POWER: -0- shares
REPORTING PERSON
WITH              .        10       SHARED DISPOSITIVE POWER:  -0- shares
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0- (zero) shares
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions) [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0 %
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14     TYPE OF REPORTING PERSON (See Instructions)

       CO
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ITEM 1.     SECURITY AND ISSUER.

This Schedule relates to shares of the Common Stock, $0.01 par value per share (the "Common Stock"), of N-Viro International Corporation (the "Issuer"). The securities disposed of by the Reporting Person are both (1) the shares and warrants acquired by the Reporting Purpose upon the purchase of the Units of N-Viro securities previously reported, as well as the shares owned which had been purchased in the open market.


ITEM 2.     IDENTITY AND BACKGROUND.

This Schedule is being filed by Ophir Holdings, Inc., a Nevada corporation (the "Reporting Person"). The Reporting Person's present principal business is: investment in, providing of business and financial consulting and advisory services to, and control and operation of, businesses. Its principal office is located at 600 Boston Neck Road, N. Kingstown, Rhode Island 02852.

(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not Applicable.


ITEM 4.     PURPOSE OF TRANSACTION.

(a) Not Applicable.

(b) Not Applicable.

(c) Not Applicable.

(d) Not Applicable.

(e) Not applicable.

(f) Not Applicable.

(g) Not applicable

(h) Not applicable.

(i) Not applicable.

(j) Not applicable


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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

a) None. As of the date of this Schedule, the Reporting Person was the legal and beneficial owner of 0 shares of Common Stock, which is 0% of the issued and outstanding shares of N-Viro's Common Stock. As a result of the disposition of its holdings, the Reporting Person is below the 5% reporting threshold and, absent future acquisitions which increase its holdings back above the 5% threshold, no further Schedule 13-D's will be filed.

(b) Not Applicable.

(c) The restricted securities, acquired in the private placement from the issuer, were sold at the same price at which they were acquired, $250,000. The free trading shares, acquired in open market purchases, were sold at a loss, the sale price being $22,500 and the cost basis being $27,692.

d) Not applicable.

e) May 17, 2004


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

                  None.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 18, 2004

                                            OPHIR HOLDINGS, INC.


                                            /s/ Roby K. Mattiace
                                            ------------------------------------
                                            By: Roby K. Mattiace, President